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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO-TA
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                          INTERSTATE HOTELS CORPORATION
                            (Name of Subject Company)

                     SHANER HOTEL GROUP LIMITED PARTNERSHIP
                        (Name of Filing Person - Offeror)

                 Class A Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    46088R108
                      (CUSIP Number of Class of Securities)

                                 Lance T. Shaner
                                1965 Waddle Road
                        State College, Pennsylvania 16803
                                 (814) 234-4460
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing Person)

                                 With a copy to:

                           Leo A. Keevican, Jr., Esq.
                                DKW Law Group, PC
                              USX Tower, 58/th/ Floor
                                600 Grant Street
                         Pittsburgh, Pennsylvania 15219
                                 (412) 355-2600

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
                  Transaction Valuation*               Amount of Filing Fee
--------------------------------------------------------------------------------

                      $7,395,996.00                          $680.43

--------------------------------------------------------------------------------

*Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the purchase of a total of 2,465,322 shares of Class A Common Stock, $0.01 par value per share, at a price per Share of $3.00 in cash.

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[_]  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid: Not Applicable
                  Form or Registration No: Not Applicable
                  Filing Party: Not Applicable
                  Date Filed: Not Applicable

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

                        AMENDMENT NO. 1 TO SCHEDULE TO-T

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO-T ("Schedule TO-T") filed by Shaner Hotel Group Limited Partnership, a Delaware limited partnership ("Shaner Hotel Group"), on April 3, 2002, relating to the offer by Shaner Hotel Group to purchase 2,465,322 shares of Class A Common Stock, $0.01 par value per share (the "Shares"), and, if applicable, the related preferred stock purchase rights, of Interstate Hotels Corporation, a Maryland corporation (the "Company"), at a price of $3.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 3, 2002 ("Offer to Purchase"), and in the related Letter of Transmittal, filed as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The amendments to Schedule TO-T set forth below are reflected in the Offer to Purchase dated April 11, 2002, attached to this Amendment as Exhibit (a)(10).

ITEM 2.  SUBJECT COMPANY INFORMATION.

         Item 2 of the Schedule TO-T, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

         The section of the Offer to Purchase entitled "The Tender Offer -
         Section 6. Price Range of Shares; Dividends" is hereby amended and supplemented by adding the following at the end of the chart showing stock prices:

                 [INTERSTATE HOTELS CORPORATION (NASDAQ: IHCO)]

        [CALENDAR YEAR                            HIGH($)       LOW($)      DIVIDEND($)]
        2002
        First Quarter                             2.50          1.40        -0-
        Second Quarter (April 1 - April 10)       2.64          2.16        -0-

          On April 2, 2002, the day prior to the day the Purchaser first announced that it would begin the Offer, the shares of the Company closed on Nasdaq at $2.16 per share. Since that date the shares of the Company have closed on Nasdaq in the range of $2.36 to $2.64 per share. On April 10, 2002, the Company's shares closed at $2.60 per share. You should obtain a recent quotation for your shares before you decide whether or not to tender.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Item 5 of the Schedule TO-T, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

     The section of the Offer to Purchase entitled "The Tender Offer - Section
     11. Background of this Offer; Past Contacts, Transactions or Negotiations with the Company" is hereby amended and supplemented by adding the following at the end of that Section:

          On April 3, 2002, Mr. Hewitt sent a letter to Mr. Shaner responding to Mr. Shaner's letter to the Board of the Company sent on March 21, 2002. Mr. Hewitt asserted that the Company believed that its treatment of the $25,000,000 as cash on the balance sheet is entirely appropriate. Mr. Hewitt also addressed the Worldgate investment. He noted that the Worldgate investment was approved unanimously by the Company's Board several months prior to the investment by the Investor Group. Finally, Mr. Hewitt acknowledged receipt of the shareholder proposals provided by the Shaner Hotel Group on March 25 and March 28, 2002.

          On April 3, 2002, the Company issued a press release stating that Interstate had authorized a special committee of its independent directors to review and evaluate the terms and conditions of the Offer of Shaner Hotel Group, and that the special committee and the full Board would make a recommendation to shareholders no later than Tuesday, April 16, 2002, about the Offer.

          In a letter sent to Mr. Hewitt on April 10, 2002, Shaner Hotel Group reiterated its position that the failure of the Company to segregate the $25,000,000 of restricted cash on the face of the balance sheet is in direct contravention of SEC rules. In the letter, Mr. Shaner raised additional issues regarding the Worldgate investment. Mr. Shaner maintained that if the Worldgate investment was approved prior to the Investor Group financing, the investment should have been disclosed in the proxy solicitation materials sent to the shareholders of the Company seeking their approval of the financing with the Investor Group, and that no such disclosure was made in those materials.

          On April 11, 2002, Shaner Hotel Group filed with the Securities and Exchange Commission its Schedule TO-TA relating to this Offer and incorporating an updated Offer to Purchase, and published a summary advertisement in The New York Times announcing the Offer, its terms, and how to obtain more information about and copies of the Offer.

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ITEMS 6 AND 1. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS, and SUMMARY
TERM SHEET.

     Item 6 of the Schedule TO-T, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows.

     The section of the Offer to Purchase entitled "The Tender Offer - Section
     12. Purpose of this Offer; Plans for the Company" is hereby amended and supplemented by changing the second full paragraph in that section to read in full as follows:

          The Purchaser's current plans for the Company are to complete the Offer, subject to the satisfaction or waiver of important conditions, to nominate and to vote for two candidates for election to the Company's board of directors at this year's annual meeting of shareholders, and to exercise the rights of a Class A Common shareholder. The board of directors currently consists of eleven members, five of whom are elected by the holders of Class A Common Stock, one by the holder of Class B Common Stock, and five by the holders of Series A Preferred Stock. The terms of the Class A directors are staggered, with two director seats up for election in 2002, one in 2003, and two in 2004. The Purchaser intends to nominate and to vote for one director candidate at the annual shareholder meeting in 2003 and two director candidates in 2004. The Purchaser also intends to use its representation on the board of directors to try to exert influence and control over the management and affairs of the Company. In addition, following the completion of this Offer, and in accordance with all applicable requirements and restrictions of the Company's articles of incorporation and bylaws, and of applicable law, the Purchaser will consider seeking to accomplish some or all of the following objectives in cooperation with the appropriate persons or entities.

     Item 1 of the Schedule TO-T, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by changing, in the Section of the Offer to Purchase entitled "Summary Term Sheet," the lead-in paragraph under the caption "What are your plans for the Company" to read in full as set forth above for the change to
Section 12 of the Offer to Purchase.

ITEM 12.  EXHIBITS.

(a)(1)    Offer to Purchase, dated April 3, 2002.*

(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(3)    Notice of Guaranteed Delivery.*

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6)    Press release issued by Shaner Hotel Group, dated March 27, 2002.*

(a)(7)    Letter to Shareholders, dated April 3, 2002.*

(a)(8)    Press release issued by Shaner Hotel Group, dated April 3, 2002.*

(a)(9)    Summary advertisement published in The New York Times on April 11,
          2002.

(a)(10)   Offer to Purchase, dated April 11, 2002.

(b)       None.

(d)       None.

(g)       None.

(h)       None.

*Previously filed

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       SHANER HOTEL GROUP LIMITED PARTNERSHIP

                                       By:   SHANER OPERATING CORP.
                                             Its General Partner

                                       /s/ Lance T. Shaner
                                       --------------------------------------
                                       Lance T. Shaner,
                                       Chairman and Chief Executive Officer

                                       April 11, 2002

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                                  EXHIBIT INDEX

EXHIBIT NO.
----------

(a)(1)    Offer to Purchase, dated April 3, 2002.*

(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(3)    Notice of Guaranteed Delivery.*

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6)    Press release issued by Shaner Hotel Group, dated March 27, 2002.*

(a)(7)    Letter to Shareholders, dated April 3, 2002.*

(a)(8)    Press release issued by Shaner Hotel Group, dated April 3, 2002.*

(a)(9)    Summary advertisement published in The New York Times on April 11,
          2002.

(a)(10)   Offer to Purchase, dated April 11, 2002.

(b)       None.

(d)       None.

(g)       None.

(h)       None.

*Previously filed